UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On April 15, 2021, China Xiangtai Food Co., Ltd. (the “Company”) dismissed its independent registered public accounting firm, Prager Metis CPAs, LLC (“Prager Metis”).

(ii)	The reports of Prager Metis on the financial statements of the Company for the fiscal years ended June 30, 2020 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the board of directors of the Company.

(iv)	During the Company’s most recent fiscal year ended June 30, 2020 and through April 15, 2021, the date of dismissal, (a) there were no disagreements with Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On April 19, 2021, the Company provided Prager Metis with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On April 14, 2021, the board of directors of the Company approved the dismissal of Prager Metis and appointment of WWC, P.C. (“WWC”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended June 30, 2020 and June 30, 2019 and any subsequent interim periods through the date hereof prior to the engagement of WWC, neither the Company, nor someone on its behalf, has consulted WWC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from Prager Metis addressed to the U.S. Security Exchange Commission

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021	China Xiangtai Food Co., Ltd.

	By:	/s/ Zeshu Dai
	Name: Title:	Zeshu Dai Chief Executive Officer and Chairwoman of the Board

3